Exhibit (d)(3)

TIAA-CREF Life Insurance Company 730 Third Avenue New York, NY 10017-3206 212 490-9000 1 800 223-1200

Estate Transfer Protection Rider

This rider provides an additional death benefit. The additional death benefit is equal to the Protection Percentage of the death benefit of your policy. The death benefit of this rider will automatically increase or decrease in direct proportion with the death benefit of your policy. The Protection Percentage is indicated at the end of this rider.

We’ll pay this death benefit when we receive due proof that the last surviving person insured by your policy died before this rider’s expiration, provided your policy and this rider are in force.

This rider doesn’t have any policy value, and we don’t use it to calculate how much you can borrow from your policy. Charges for this rider, however, will affect your policy value and how much you can borrow.

Charges

We’ll deduct these charges only while this rider is in force.

Cost of insurance charge

The cost of insurance charge for this rider is part of the monthly charge for this policy. We calculate it on each monthly charge date after we calculate the cost of insurance charge for your policy.

We calculate the charge by multiplying the monthly cost of insurance rate per $1,000 of net amount at risk by the net amount at risk for this rider’s death benefit divided by $1,000. There is no policy value associated with this rider. You’ll find more about net amount at risk in the Monthly charges section of the policy.

The monthly cost of insurance rates for the net amount at risk of this rider are based on the ages, genders and underwriting classes of the two people insured by the rider, and on your policy’s face amount, and how long your policy has been in force. The monthly cost of insurance rates for this rider may be different from the monthly cost of insurance rates for your policy.

We may change the monthly cost of insurance rates, but they’ll never be greater than the guaranteed maximum monthly cost of insurance rates shown in Section 1 of your policy. You’ll find more about changing our rates in the Changing our charges section of the policy.

Changing the Protection Percentage

While this rider is in force, you may elect to change the Protection Percentage by providing us a written request. The Protection Percentage chosen must be in whole numbers. The Protection Percentage choices available may be limited by us. If it is a reduction in the Protection Percentage, that reduction will be effective on the next monthly anniversary date following our receipt of your request.

If the request is to increase the Protection Percentage, the following will apply:

•	Both people insured by the policy must be living and must not have reached age 91 on the date we receive your request.

•	You must give evidence of insurability satisfactory to us.

•	The increase must be to one of our then available options for the Protection Percentage.

•	We reserve the right to limit increases to one increase in any 12-month period.

•	If approved, the increase will become effective on the next monthly anniversary following our approval.

The Protection Percentage change will be acknowledged in writing by us.

Contesting the validity of this rider

With respect to each life insured, this rider will be incontestable after it has been in force during the lifetime of that insured for two years from its issue date. If the death of the first insured to die occurs within two years after the issue date, we will not contest this rider due to a material misrepresentation concerning only the first insured to die more than 12 months after receipt of proof of such death.

With respect to each life insured, the amount of any increase in the death benefit due to an increase in the Protection Percentage will be incontestable after such increase has been in force during the lifetime of that insured for two years from the date the change takes effect. If the death of the first insured to die occurs within two years after the effective date of an increase in the Protection Percentage subject to evidence of insurability, we will not contest this policy due to a material misrepresentation concerning only the first insured to die more than 12 months after receipt of proof of such death.

If we successfully contest a change, subject to evidence of insurability, the death benefit will be what would have been payable had such change or increase not taken effect. We will refund to your policy value any additional rider charges associated with such increase.

If a person insured by the policy commits suicide

In the event of the suicide of either insured, while sane or insane, within two years from this rider’s issue date, we will not pay this rider’s death benefit. The rider will be canceled and we will refund to your policy value the cost of insurance we have deducted for this rider.

In the event of the suicide of either insured, while sane or insane, within two years from the effective date of any increase in Protection Percentage for which evidence of insurability had been provided, our liability will be limited to the death benefit that would have been payable had the increase not taken effect. We will also refund to your policy value any additional rider charges associated with such increase.

When this rider begins

We’ve issued this rider because you asked us on your application or by written request to add it to your policy. The rider is attached to your policy, it forms part of your policy, and the terms of the policy apply to it. The rider’s issue date and effective date are shown below.

When this rider will end

Your coverage under this rider will end on one of the following dates, whichever occurs later:

•	four years after we receive written notification of the death of the first insured to die, and

•	the date we receive at our administrative office your written request to us to end this rider.

•	However, in no event will the rider continue beyond whichever of the following occurs first:

1.	the date of death of the last surviving insured,

2.	the date the grace period of your policy ends and you have not made the payment that is needed, or

3.	the date you end or surrender this policy.

Protection Percentage: [100%]

Rider Issue Date: [policy issue date]	Rider effective date: [policy date]

TIAA-CREF Life Insurance Company [Insurance Service Center P.O. Box XXX Atlanta, GA 31139 1-877-694-0305]